Filed Pursuant to Rule 433

Registration Statement No. 333-202407

March 2, 2015

Hancock Holding Company

$150,000,000

5.95% Subordinated Notes due 2045

Term Sheet

March 2, 2015

The following information relates only to Hancock Holding Company’s offering (the “Offering”) of its 5.95% Subordinated Notes due 2045 and should be read together with the preliminary prospectus supplement dated March 2, 2015 relating to this Offering and the accompanying prospectus dated March 2, 2015, including the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Hancock Holding Company (Nasdaq: HBHC)

Title of Security:	5.95% Subordinated Notes due 2045

Type of Offering:	SEC Registered

Expected Ratings (Moody’s / S&P)*:	Baa2 (stable) / BBB (negative)

Principal Amount:	$150,000,000 (6,000,000 $25 par notes)

Trade Date:	March 2, 2015

Settlement Date (T+5):	March 9, 2015

Maturity Date:	June 15, 2045

Denomination:	$25 and integral multiples of $25 in excess thereof

Interest Payment Dates:	March 15, June 15, September 15 and December 15

First Interest Payment Date:	June 15, 2015

Optional Redemption:	Par call on June 15, 2020 or any Interest Payment Date thereafter

Coupon:	5.95%

Price to Public:	$25.00 per note / 100% of principal amount

Underwriting Discount:	$0.7875 per Subordinated Note due 2045

Proceeds, Before Expenses:	$145,275,000

CUSIP / ISIN:	410120 307 / US4101203077

Expected Listing:	The issuer intends to apply to list the notes on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “HBHCL.” If the application is approved, the issuer expects trading in the notes on the Nasdaq to begin within 30 days of March 9, 2015, the original issue date.

Book-Running Manager:	Morgan Stanley & Co. LLC
Co-Managers	SunTrust Robinson Humphrey, Inc. U.S. Bank National Association

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a preliminary prospectus supplement and accompanying prospectus, with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the registration statement, including the preliminary prospectus supplement and the accompanying prospectus, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus when available if you request it by calling Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.